0302

03003241

03 JAN 23 PM 7:21

TransCanada
450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

82-51

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

SUPPL

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Date: January 21, 2003 Time: 9:45 MDT

Number of Pages (including Cover) 2

Re: News Release

Disposition of Original:	
Sent by Courier	X
Sent by Mail:	
Held on our File:	

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

dlw 1/24

TransCanada
In business to deliver™

NewsRelease

TransCanada Fourth Quarter 2002 Teleconference and Web Cast Advisory

CALGARY, Alberta – January 21, 2003 – (TSX:TRP) (NYSE:TRP) - TransCanada PipeLines Limited is scheduled to release its fourth quarter 2002 financial results in the morning of Tuesday, January 28, 2003. Analysts, members of the media and other interested parties are invited to participate in a teleconference and audio web cast, January 28, 2003 at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss fourth quarter 2002 financial results, general developments and issues concerning the company.

To participate, please call 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No passcode is required. A live audio web cast of the teleconference will also be available on TransCanada's web site (www.transcanada.com).

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, February 4, 2003. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 1340403. The web cast will be archived and available for replay.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. Upon closing of its Bruce Power transaction, TransCanada will own or have interests in, control, manage or be constructing facilities for approximately 4,150 megawatts of power -- an amount of power that can meet the needs of about four million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

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Media Inquiries:	Glenn Herchak/Kurt Kadatz (403) 920-7877
Investor & Analyst Inquiries:	David Moneta/ Debbie Persad (403) 920-7911

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RECEPTION OK

TX/RX NO	8359
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	01/21 11:36
USAGE T	00'48
PGS.	2
RESULT	OK

0302

03 JAN 23 AM 7:21

TransCanada
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7675

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4

Fax Number: 202.942.9628

From: Brenda Hounsell, Corporate Secretarial

Date: January 21, 2003 Time: 16:10 MDT

Number of Pages (including Cover) Three (3)

Message:

Re: News Release

The following news release is scheduled to cross the newswire at 16:20 MDT:

TC PipeLines, LP Announces Fourth Quarter Distribution and Schedules Earnings Conference Call

Disposition of Original:

Sent by Courier X
Sent by Mail:
Held on our File:

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces Fourth Quarter Distribution and Schedules Earnings Conference Call

Calgary, Alberta – January 21, 2003 – (Nasdaq: TCLP) – The board of directors of TC PipeLines GP, Inc., the general partner of TC PipeLines, LP (the Partnership) today declared the Partnership's 2002 fourth quarter distribution in the amount of US$0.525 per unit. This distribution is payable on February 14, 2003 to unitholders of record as of January 31, 2003.

The Partnership plans to release 2002 fourth quarter earnings on January 29, 2003 after markets close. A conference call has been scheduled for 4:00 p.m. (eastern) on January 30, 2003. During this call, TC PipeLines LP's senior executives will review the Partnership's 2002 fourth quarter results. Those interested in listening to the call can dial 1-800-273-9672. A replay of the conference call will also be available from approximately 7:00 p.m. (eastern) on January 30 until February 6, 2003 by dialing 1-800-408-3053 then entering passcode 1320136.

A live web cast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com in the "Newsroom" section, under "Presentations". An audio replay of the call will be maintained on the website until February 28, 2003.

TC PipeLines, LP is a publicly held master limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership representing an aggregate 31.41% limited partner interest in the Partnership.

TransCanada also holds a minority general partner interest in Northern Border Partners, L.P. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

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Media Inquiries:	Glenn Herchak / Kurt Kadatz	(403) 920-7877
Unitholder and Analyst Inquiries:	Theresa Jang	(403) 920-2050
	Toll-free	(877) 290-2772

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01/21 18:01	403 920 2467		8361	AUTO RX	ECM	3	OK	00'57